September 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Benjamin Holt and Mary Beth Breslin

Re:	GigCapital8 Corp.

Registration Statement on Form S-1

Filed August 11, 2025, as amended

File No. 333-289479

Acceleration Request

Requested Date: September 30, 2025

Requested Time: 4:30 P.M. Eastern Time

Dear Mr. Holt and Ms. Breslin:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, GigCapital8 Corp. (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-289479) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission. The Registrant hereby authorizes Jeffrey C. Selman or Elena Nrtina of DLA Piper LLP (US), counsel for the Registrant, to make such request on the Registrant’s behalf.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Jeffrey C. Selman of DLA Piper LLP (US) at 415-615-6095, or in his absence, Elena Nrtina of DLA Piper LLP (US) at 415-836-2533. Thank you for your assistance.

Very truly yours,

GIGCAPITAL8 CORP.

/s/ Avi S Katz
Avi S Katz
Chief Executive Officer

cc:	Jeffrey C. Selman (DLA Piper LLP (US))

Elena Nrtina (DLA Piper LLP (US))